SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Ginah Yun
Name: Ginah Yun
Title: Director

Report on Acquisition of Treasury Shares by Trust Agreement

1.	KT Corp (the “Company”)’s contract for share repurchase trust

A.	Date of disclosure with regards to contract for share repurchase trust: November 6, 2020

B.	Trust agreement company: NH Investment & Securities Co., Ltd.

2.	Acquisition of shares issued by the Company through the trust agreement

Date	Type of share	Number of shares		Price paid per share (KRW)	Aggregate value (KRW)
		Acquired	Disposed
November 9, 2020	Common shares	100,000	—	23,282	2,328,245,050
November 10, 2020	Common shares	100,000	—	23,146	2,314,629,250
November 11, 2020	Common shares	100,000	—	23,520	2,351,975,800
November 12, 2020	Common shares	100,000	—	23,659	2,365,919,150
November 13, 2020	Common shares	100,000	—	23,470	2,346,981,200
November 16, 2020	Common shares	100,000	—	23,572	2,357,220,000
November 17, 2020	Common shares	150,000	—	23,526	3,528,936,500
November 18, 2020	Common shares	150,000	—	23,465	3,519,801,950
November 19, 2020	Common shares	150,000	—	23,368	3,505,210,650
November 20, 2020	Common shares	150,000	—	23,531	3,529,640,550
November 23, 2020	Common shares	150,000	—	23,626	3,543,836,700
November 24, 2020	Common shares	150,000	—	23,779	3,566,873,200
November 25, 2020	Common shares	150,000	—	23,982	3,597,238,750

November 26, 2020	Common shares	150,000	—	24,063	3,609,427,450
November 27, 2020	Common shares	150,000	—	24,298	3,644,723,050
November 30, 2020	Common shares	150,000	—	24,233	3,635,016,500
December 1, 2020	Common shares	150,000	—	24,227	3,634,097,150
December 2, 2020	Common shares	150,000	—	24,334	3,650,061,200
December 3, 2020	Common shares	150,000	—	24,360	3,654,008,300
December 4, 2020	Common shares	150,000	—	24,387	3,658,071,350
December 7, 2020	Common shares	150,000	—	24,069	3,610,369,900
December 8, 2020	Common shares	150,000	—	24,154	3,623,152,850
December 9, 2020	Common shares	150,000	—	24,213	3,631,968,850
December 10, 2020	Common shares	150,000	—	24,297	3,644,519,450
December 11, 2020	Common shares	150,000	—	24,607	3,691,036,950
December 14, 2020	Common shares	150,000	—	24,629	3,694,307,300
December 15, 2020	Common shares	150,000	—	24,652	3,697,867,450
December 16, 2020	Common shares	150,000	—	24,842	3,726,312,100
December 17, 2020	Common shares	150,000	—	24,960	3,743,983,050
December 18, 2020	Common shares	150,000	—	25,286	3,792,888,250
December 21, 2020	Common shares	150,000	—	25,511	3,826,586,000
December 22, 2020	Common shares	50,000	—	25,501	1,275,066,500
December 23, 2020	Common shares	50,000	—	25,100	1,255,016,050
December 24, 2020	Common shares	50,000	—	25,380	1,269,010,050
December 28, 2020	Common shares	50,000	—	25,464	1,273,207,450
December 29, 2020	Common shares	147,000	—	24,314	3,574,140,750

December 30, 2020	Common shares	150,000	—	23,962	3,594,276,450
January 4, 2021	Common shares	150,000	—	23,843	3,576,468,900
January 5, 2021	Common shares	150,000	—	23,719	3,557,827,350
January 6, 2021	Common shares	150,000	—	23,983	3,597,385,050
January 7, 2021	Common shares	150,000	—	24,477	3,671,599,250
January 8, 2021	Common shares	150,000	—	24,525	3,678,728,050
January 11, 2021	Common shares	150,000	—	23,882	3,582,258,500
January 12, 2021	Common shares	200,000	—	24,020	4,803,904,600
January 13, 2021	Common shares	150,000	—	24,154	3,623,025,900
January 14, 2021	Common shares	96,586	—	24,052	2,323,104,400
January 15, 2021	Common shares	150,000	—	24,189	3,628,386,700
January 18, 2021	Common shares	150,000	—	23,827	3,574,099,800
January 19, 2021	Common shares	150,000	—	23,737	3,560,542,700
January 20, 2021	Common shares	150,000	—	23,730	3,559,499,750
January 21, 2021	Common shares	150,000	—	24,026	3,603,964,300
January 22, 2021	Common shares	150,000	—	23,783	3,567,488,850
January 25, 2021	Common shares	150,000	—	24,653	3,697,981,400
January 26, 2021	Common shares	150,000	—	24,279	3,641,822,900
January 27, 2021	Common shares	150,000	—	24,201	3,630,086,700
January 28, 2021	Common shares	150,000	—	23,730	3,559,546,450
January 29, 2021	Common shares	150,000	—	23,948	3,592,126,650
February 1, 2021	Common shares	150,000	—	24,092	3,613,787,750
February 2, 2021	Common shares	150,000	—	24,307	3,646,001,850
February 3, 2021	Common shares	150,000	—	24,234	3,635,113,000
February 4, 2021	Common shares	150,000	—	24,160	3,624,034,900
February 5, 2021	Common shares	150,000	—	24,032	3,604,813,450

Total		8,593,586	—	24,137	207,419,222,300

3.	The Company’s share ownership after acquiring issued shares through trust contract

(As of February 7, 2021)

Type of share	Treasury shares held by the Company		Share repurchase by trust contract
	Number	Ratio	Number	Ratio
Common shares	14,719,678	5.64%	8,593,586	3.29%

Total	14,719,678	5.64%	8,593,586	3.29%

4.	Changes in shares held by the largest shareholder before and after share repurchase

(As of February 7, 2021)

Name	Type of share	As of October 31, 2020	As of January 31, 2021
National Pension Service	Common shares	32,712,746	27,148,281
	Common shares	32,712,746	27,148,281
Total	Other shares	—	—

	Total	32,712,746	27,148,281

5.	Other matters relating to protection of investors

A.	Share repurchase agreement

Date of contract	Contract period	Contract company	Contract amount (KRW)	Notes
November 6, 2020	From November 6, 2020 to November 5, 2021	NH Investment & Securities Co., Ltd.	300,000,000,000	Subject of the report

B.	Ratio of Acquisition under the share repurchase agreement

(As of February 7, 2021)

Type of share	Number of shares acquired	Aggregate value (KRW)	Ratio of acquisition to trust contract amount	Contract company
Common shares	8,593,586	207,419,222,300	69.1%	NH Investment & Securities Co., Ltd.